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UNITED
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SECURITIES AND EXCHANGE COMMISSION
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   3  )*
BIO-TECHNOLOGY GENERAL CORP.
(Name of Issuer)


                 Common Stock, $.01 Par Value
(Title of Class of Securities)


                           090578105
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.
 551 Fifth Avenue, 18th Floor
        New York, New York  10176, Tel:  (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)


                      November 29, 1996
(Date of Event which Requires
 Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the
following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





(Continued on the Following Pages)

Page 1 of 7 Pages
                                          SCHEDULE 13D

CUSIP No.   090578105

Page   2   of    7    Pages
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Elliott Associates, L.P., a Delaware Limited Partnership

2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)

 (b)
3SEC USE ONLY4SOURCE OF FUNDS*
5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7SOLE VOTING POWER

                   2,078,857
8SHARED VOTING POWER

9SOLE DISPOSITIVE POWER

                   2,078,857
10SHARED DISPOSITIVE POWER

11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 PERSON

                   2,078,857
12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
 EXCLUDES CERTAIN SHARES*
13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   4.65%
14TYPE OF REPORTING PERSON*

                   PN*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
SCHEDULE 13D

CUSIP No.   090578105

Page   3   of    7    Pages
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Westgate International, L.P., a Cayman Islands Limited Partnership
2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)


         (b)
3SEC USE ONLY4SOURCE OF FUNDS*
5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6CITIZENSHIP OR PLACE OF ORGANIZATION

                         Cayman Islands, British West Indies
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7SOLE VOTING POWER

8SHARED VOTING POWER

                   70,131
9SOLE DISPOSITIVE POWER

10SHARED DISPOSITIVE POWER

                   70,131
11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
 REPORTING PERSON

                   70,131
12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
 EXCLUDES CERTAIN SHARES*
13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   .16%
14TYPE OF REPORTING PERSON*

                   PN*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
SCHEDULE 13D

CUSIP No.   090578105

Page   4   of    7     Pages
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Martley International, Inc., a Delaware corporation
2CHECK
 THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)

         (b)
3SEC USE ONLY4SOURCE OF FUNDS*
5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 6CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7SOLE VOTING POWER

8SHARED VOTING POWER

                   70,131
9SOLE DISPOSITIVE POWER

10SHARED DISPOSITIVE POWER

                   70,131
11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
 REPORTING PERSON

                   70,131
12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
 EXCLUDES CERTAIN SHARES*
13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   .16%
14TYPE OF REPORTING PERSON*

                   CO*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting persons specified herein as of December 3, 1996, and amends the Schedule 13D filed on April 29, 1996, as amended on July 3, 1996 and on September 6, 1996 (the "Schedule 13D").
Except as set forth herein, the Schedule 13D is hereby restated in its entirety.


ITEM 3.      Source and Amount of Funds or Other Consideration

             The source and amount of funds used by Elliott in making purchases of the Common Stock beneficially owned by it are set forth below.
                         SOURCE OF FUNDS

AMOUNT OF FUNDSMargin accounts maintained at Merrill Lynch,
Pierce, Fenner and Smith Inc., Morgan Stanley
and Goldman Sachs
$3,638,000.00

             The source and amount of funds used by Westgate in making purchases of the Common Stock owned by it are set forth below.

                         SOURCE OF FUNDS

AMOUNT OF FUNDSMargin account maintained at Merrill Lynch,
Pierce, Fenner & Smith Inc.
$264,192.24

ITEM 5.      Interest in Securities of the Issuer

             (a) Elliott beneficially owns 2,078,857 shares of Common Stock, representing 4.67% of the class of Common Stock.

             Westgate beneficially owns 70,131 shares of Common Stock, representing .16% of the class of Common Stock.

             (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by it.


             Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph (b) of this Item 5 is set forth in Item
2 above and expressly incorporated by reference herein.

             (c) The following transactions were effected by Elliott during the past sixty (60) days:

DATE
SECURITYAMOUNT
BOUGHT (SOLD)
PRICE,
EXCLUDING
COMMISSION
TYPE OF TRANSACTION11/15/96Common Stock(90,000)$9.000Over-
the-counter (in New York)
11/18/96Common Stock(6,700)$9.250Over-the
-counter (in New York)
11/25/96Common Stock(1,000)$7.500Over-the-counter
 (in New York)
11/27/96Common Stock(30,000)$9.250Over-the-counter (in New
 York)
11/29/96Common Stock(30,700)$9.200Over-the-counter (in New York)
12/2/96
Common Stock(43,700)$9.250Over-the-counter (in New York)12/3/96
Common Stock
(11,405)$9.250Over-the-counter (in New York)

DATE
SECURITYAMOUNT
BOUGHT (SOLD)
PRICE,
EXCLUDING
COMMISSION
TYPE OF TRANSACTION11/15/96Common Stock(10,000)$9.000Over-the
-counter (in New York)
11/18/96Common Stock(3,300)$9.250Over-the-counter
 (in New York)
12/3/96Common Stock(114,195)$9.250Over-the-counter (in New
 York)

             (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Elliott.

             No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

             (e) The reporting persons ceased to be the beneficial owner of more than 5% of the Common Stock on December 3, 1996.

                                        SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:       December 3, 1996                ELLIOTT ASSOCIATES, L.P.


By:
         Paul E. Singer
         General Partner

WESTGATE INTERNATIONAL, L.P.

By:  Martley International, Inc., as
      Investment Manager

    By:
         Paul E. Singer
         President

MARTLEY INTERNATIONAL, INC.


By:
         Paul E. Singer
         President